SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008

Commission File Number: 001-10533	Commission File Number: 000-20122
Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square, London, EC2V 7HR, United Kingdom	120 Collins Street Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12
EX-99.13
EX-99.14
EX-99.15

EXHIBITS

99.1	1 February 2008	Operating report:
Rio Tinto signs long term agreements to supply Pilbara iron ore to Hyundai Steel

Filed on Form 6-K on 1 February 2008
	1 February 2008	Substantial shareholder:
Rio Tinto notes Chinalco / Alcoa announcement

Filed on Form 6-K on 5 February 2008
	5 February 2008	Operating report:
Rio Tinto announces a coal resource of over 1 billion tonnes at Chapudi

99.2	6 February 2008	Offer for Rio Tinto:
Rio Tinto notes BHP Billiton’s pre-conditional offer

99.3	6 February 2008	Offer for Rio Tinto:
Rio Tinto rejects BHP Billiton’s pre-conditional offer

99.4	7 February 2008	Operating report:
Rio Tinto reports three billion tonnes of additional iron ore resources

99.5	8 February 2008	Operating report:
Rio Tinto to invest in future of Boyne Smelters

99.6	11 February 2008	Operating report:
New leadership at world class Simandou project

99.7	11 February 2008	Operating report:
New generation locomotives arrive in the Pilbara

99.8	12 February 2008	Divestment:
Rio Tinto reaches agreement to sell interest in greens Creek mine for US$750 million

99.9	12 February 2008	Operating report:
Rio Tinto strengthens Oyu Tolgoi management team

99.10	13 February 2008	Preliminary announcement of 2007 results:
Record production, underlying earnings, cash flow and investment

99.11	13 February 2008	Preliminary announcement of 2007 results:
Annual results 2007 presentation slides

99.12	13 February 2008	Preliminary announcement of 2007 results:
Annual results 2007 presentation to analysts slides

99.13	13 February 2008	Preliminary announcement of 2007 results:
Outlook for metals and minerals 2008

99.14	18 February 2008	Operating report:
2008 iron ore price negotiations

99.15	21 February 2008	Divestment:
Rio Tinto reaches agreement to sell its Cortez Gold Mine interest for US$1.695 billion plus retained royalty interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc			Rio Tinto Limited
(Registrant)			(Registrant)

By	/s/ Ben Mathews		By	/s/ Ben Mathews

	Name	Ben Mathews		Name	Ben Mathews
	Title	Secretary		Title	Assistant Secretary

Date	7 March 2008		Date	7 March 2008